

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

October 11, 2007

Mr. Michael S. McDevitt
Chief Executive Officer, Chief Financial Officer
Medifast, Inc.
11445 Conhill Drive
Owings Mills, MD 21117

> **Re: Medifast, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-23016**
> **Amendments filed September 6, 2007**

Dear Mr. McDevitt:

We have reviewed the above filings and have the following accounting comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2006

Note 7 – Trademarks and Intangibles, page 95

1.   Given that your intangible asset balance changed as a result of your restatement, tell us why future amortization expense for the years ending December 31, 2007 through 2011 did not change.

Forms 10-Q for the quarter ended June 30, 2007

Internal Control Policy, page 20

2.   Given your assessments in your amended Form 10-K for the year ended December 31, 2006, and Form 10-Q for the quarter ended March 31, 2007, that disclosure controls and procedures were not effective, and given your disclosures in those filings, as well as in your Form 10-Q for the quarter ended June 30, 2007, that there was no change in your internal control over financial reporting during any of those periods that materially affected or is likely to materially affect your internal control over financial reporting, tell us how you are able to conclude that at June 30, 2007, your disclosure controls and procedures were effective. In this regard, we believe it will be necessary to revise your Form 10-Q for the quarter ended June 30, 2007, to indicate that your disclosure controls and procedures were not effective, if that is the case, or to expand the disclosure to explain how management has determined that disclosure controls and procedures are now effective given the material weakness identified in your earlier filings.

Closing Comments

        As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

        You may contact Sandy Eisen at (202) 551-3864 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

                                Sincerely,

                                Brad Skinner
                                Senior Assistant Chief Accountant